UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SINO AGRO FOOD, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Shares of Common Stock having an aggregate market value of $30.00

(Title of Class of Securities)

829355 205

(CUSIP Number of Class of Securities)

Solomon Lee

Chief Executive Officer

Sino Agro Food, Inc.

Room 3801, Block A, China Shine Plaza

No. 9 Lin He Xi Road

Tianhe District, Guangzhou City, P.R.C. 510610

(860) 20 22057860

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marc Ross, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 30,000,000	$3,636.00

(1)	Calculated in accordance with Rule 457(f) of the Securities Act of 1933, as amended. This valuation assumes the exchange of such number of shares of our common stock, par value $0.001 per share, having an aggregate market value of $27.00, for up to 1,000,000 shares of our 7% Series G Non-Convertible Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $3,636.00	Filing Party: Sino Agro Food, Inc.
Form or Registration No.: Registration Statement on Form S-4	Date Filed: June 27, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Sino Agro Food, Inc. (“SIAF”), a Nevada corporation. This Schedule TO relates to the offer by SIAF to exchange its 7% Series G Non-Convertible Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share, which are referred to as the “Series G Preferred Stock,” for such number of shares of its common stock having an aggregate market value of $30.00, par value $0.001 per share (“Common Stock”), upon the terms and subject to the conditions set forth in the prospectus, dated June 27, 2019 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, SIAF has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Series G Preferred Stock offered in exchange for shares of Common Stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the issuer is Sino Agro Food, Inc. The principal executive offices of SIAF are located at Room 3801, Block A, China Shine Plaza, No. 9 Lin He Xi Road, Tianhe District, Guangzhou City, P.R.C. 510610. Its telephone number at such office is (860) 20 22057860. Reference is made to the information set forth under the heading “Company Overview” in the Prospectus, which is incorporated herein by reference.

(b)	Securities. Shares of Common Stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Common Stock set forth under the headings “Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which are incorporated herein by reference.

(c)

Trading Market and Price. As of the date hereof, there are 49,996,085 shares of Common Stock and 100 shares of the Series A Preferred Stock issued and outstanding. The market price of the Common Stock is subject to fluctuation. The Common Stock is quoted on the OTCQX Premier (“OTCQX”) and trades under the symbol “SIAF.”

The following table lists the high and low bid quotations for the Common Stock for each quarter within the last two completed fiscal years .

2018	High	Low
First Quarter	$1.23	$0.35
Second Quarter	$0.72	$0.25
Third Quarter	$0.36	$0.26
Fourth Quarter	$0.45	$0.10

2017	High	Low
First Quarter	$4.22	$2.72
Second Quarter	$4.03	$2.05
Third Quarter	$3.15	$1.35
Fourth Quarter	$2.01	$0.85

The Series A Preferred Stock is not listed for trading on any stock exchange or available for quotation on any national quotation system.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The filing person is the subject company. Reference is made to the information set forth under the heading “Company Overview” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. Reference is made to the information set forth under the headings “The Exchange Offer,” “Description of the 7% Series G Non-Convertible Cumalative Redeemable Preferred Stock” and “Material U.S. Federal Income Tax Consequences” in the Prospectus, which is incorporated herein by reference.

(b)	Purchases. The Exchange Offer is open to all holders of shares of Common Stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of SIAF who is a holder of shares of Common Stock may participate in the Exchange Offer on the same terms and conditions as all other holders of Common Stock. Reference is made to the information set forth under the headings “Questions and Answers,” “Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Executive Compensation,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in SIAF’s Annual Report for the fiscal year ended December 31, 2018, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. Reference is made to the information under the heading “The Exchange Offer—Purpose of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)	Use of Securities Acquired. The shares of Common Stock validly tendered (and not validly withdrawn) and accepted by us shall be cancelled and shall revert to authorized but unissued shares of Common Stock of SIAF.

(c)	Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. Reference is made to the information set forth under the headings “Summary of the Exchange Offer,” “Summary of Terms of Series G Preferred Stock” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)	Conditions. Reference is made to the information under the heading “The Exchange Offer—Conditions to the Exchange Offer” in the Prospectus, which is incorporated herein by reference

(c)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management” in SIAF’s Annual Report for the fiscal year ended December 31, 2018, which is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. Reference is made to the information set forth under the heading “Consolidted Financial Statements” in the Prospectus, which is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Reference is made to the information set forth under the headings “Executive Compensation—Employment Agreements” in SIAF’s Annual Report for the fiscal year ended December 31, 2018,

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Sino Agro Food, Inc.’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 27, 2019 (the “Registration Statement”).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(4)(iii)	Prospectus, dated June 27, 2019 (incorporated by reference to the Registration Statement).

(a)(4)(iv)	Press release dated June 27, 2019

(h)(i)	Opinion of Sichenzia Ross Ference LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2019

SINO AGRO FOOD, INC.

By:	/s/ Lee Yip Kun (Solomon)
	Name:	Lee Yip Kun (Solomon)
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Sino Agro Food, Inc.’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 27, 2019 (the “Registration Statement”).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(4)(iii)	Prospectus, dated June 27, 2019 (incorporated by reference to the Registration Statement).

(a)(4)(iv)	Press release dated June 27, 2019

(h)(i)	Opinion of Sichenzia Ross Ference LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).